SCHEDULE 14A INFORMATION

   Proxy Statement Pursuant to Section 14(a) of the Securities
             Exchange Act of 1934 (Amendment No.  )


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[   ]  Soliciting Material Pursuant to (S) 240.14a-11(c) or (S)
240.14a-12

[   ]  Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

               Albertson's, Inc.
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    (Name of Registrant as Specified In Its Charter)
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(Name of Person(s) Filing Proxy Statement, if other than the
Registrant):  United Food & Commercial Workers Union, Local 99R

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

SHAREHOLDER ALERT

Date first mailed: February __, 1996

United Food & Commercial Workers Local 99
2401 N. Central Ave. 2nd Fl.
Phoenix AZ   85004
(602) 572-2149


PLEASE VOTE FOR         SHAREHOLDER PROPOSALS FOR BOARD
DECLASSIFICATION    AND CONFIDENTIAL SHAREHOLDER VOTING
        at ALBERTSON'S, INC.
Annual Stockholders Meeting
May 1997

Dear Fellow Albertson's Shareholder:

     This is to alert you to an upcoming vote on a shareholder proposal recommending all Albertson's directors be elected annually (in other words, that the company declassify its Board
of Directors). You will see this proposal    from another
shareholder     on the proxy card which management will send you.
   We have also asked management to include our proposal calling for confidential shareholder voting. We urge you to vote for these proposals.

   I.  DECLASSIFY THE BOARD (End Staggered Board Elections)

     Albertson's has a "classified" board, meaning each year shareholders only get to vote on one-third of the seats on the board.

     Recently several companies have moved to declassify their board, such as Mead Paper and Union Pacific. Shareholder proposals recommending declassification received record support in 1996. A majority of shareholders voting cast their ballots against staggered boards at Alumax, General Instrument, Liz Claiborne, Rowan and Stride Rite.

     Many companies have annual election of all directors.
Members of Albertson's board serve    on other boards
which are elected annually,    including     Hewlett-Packard and
U.S. Bancorp.

     In our view, a director is more likely to be responsive to shareholder interests if he or she must answer annually to the shareholders rather than every third year.

     Under a classified board, any takeover fully supported by the shareholders would still take 3 years to fully accomplish, because it would take 3 annual meetings to replace the whole board.

     Wayne Huizenga, co-founder of Blockbuster and Waste
Management (WMX), has the following views on staggered boards, according to The Making of a Blockbuster (by Business Week reporter Gail DeGeorge, 1996, at p. 211):

     He didn't believe in staggered boards, golden parachutes, poison pills, or any of the other anti-takeover remedies adopted by U.S. corporations. "The best thing for shareholders to if someone wants to come in and make a run at the company, let them make a run. Run the price up, that's what my job was * * * All these chairmen that want to put this in place and that in place, they all want to save their jobs. I don't care about my job.FN1

FN1: Neither Huizenga nor DeGeorge are participants in this solicitation. They have not been consulted regarding this quotation nor consented thereto.

     Another Albertson's shareholder (the IBT Fund)    is making
the shareholder proposal             to declassify the board.
         Management in the past has         attacked the unions
backing the proposal rather than meaningfully analyzing the proposal itself. In our view this is simply an effort to distract you from voting for something in your own interest. The proposal does not benefit union shareholders to any greater extent than it benefits other shareholders.

   II.  CONFIDENTIAL VOTING FOR SHAREHOLDERS

     Secret ballot voting for shareholders is provided at hundreds of companies. It also is how union officials and most government officials are elected. In our view, voting should be a private matter.

     Shareholders often have business or personal relationships with members of the Board which go beyond owning Heritage stock. For example, Albertson's employees, insurers and banks may own stock in their own names and may fear retaliation from voting against management's recommendation.

     We do not suggest management has threatened to retaliate against shareholders. However, we believe shareholders should have the right to vote as they see fit without having anything to fear.

     Management has argued against confidentiality by claiming shareholders can obtain confidentiality by placing their stock in the name of a broker or other nominee. If your stock is being held in someone else's name on the company books, you alone are the best judge of whether you can rely on the record owner to keep your confidences. If you are the record owner yourself, you avoid possible brokers' maintenance fees. You may be able to get shareholder materials faster. Record owners have enhanced legal rights under state corporation law, such as the right to inspect corporate records. Record owners should not have to give up all this just to have a secret ballot vote.

     We feel all shareholders deserve the confidentiality provided employees who hold through benefit plans: they have the right to confidentially vote through plan trustees the stock they own through the plan. Employees should be allowed to buy stock outside the plans without giving up confidentiality in the process.

PLEASE VOTE FOR THE FOLLOWING PROPOSAL:

    Resolved, that shareholders recommend the Company adopt a policy of confidential shareholder voting, with the only exceptions being (1) access by independent inspectors of election or company clerical staff solely for purpose of tallying the vote at the meeting, and (2) during proxy contests, if management's opponents do not agree to keep their proxy cards confidential in the manner described above.

VOTING PROCEDURE AND VOTING RIGHTS

      You will be able to vote on the declassification proposal using the proxy card you will receive from management. We have asked management to include the confidential voting proposal in this proxy card, but do not know whether it will do so. We intend to circulate our own proxy card in support of these proposals once management releases the information necessary for us to prepare such a card (names of nominees for election, etc.).

       We will keep the content of all cards we receive confidential from everyone except our staff, except that at the meeting our cards must be presented to the company's tabulator in order to be counted.

SOLICITATION

       The costs of this solicitation are being borne by United Food & Commercial Workers Local 99R, which owns 43 shares of company common stock. We expect to spend about $2000 on the solicitation. We represent employees in the Arizona retail food industry, and are in negotiations over a successor contract for one Albertson's store. We are organizing other Albertson's stores over management opposition in what we feel are improper forms. We have never tried to force Albertson's employees to unionize: by law, that is a choice they entitled to make on their own. Instead of the quick and inexpensive card recognition procedure we proposed (used by Albertson's elsewhere, where a union is recognized if it presents authorization cards signed by a majority of employees), management in Arizona insists on NLRB elections, which are slower and often more expensive to shareholders (they often result in years of litigation).

       However, we do not ask for your support in this dispute, and do not believe it relevant to how you should vote on a corporate governance proposal. Albertson's has proposed to give our members a higher wage increase if we agree to contract language depriving us of the ability to pursue shareholder activities: we have rejected this proposal. We have refrained from picketing or encouraging a consumer boycott. Even if the labor problems are resolved, we will present your proxy cards at the shareholders meeting. We are pursuing similar shareholder proposals at other companies connected to Albertson's through
their boards.     Our International Union and its other locals
are engaged in various disputes with Albertson's.

RECORD DATE/SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE
OFFICERS/EXECUTIVE COMPENSATION/ELECTION OF DIRECTORS

       Information on these subjects will be contained in management's forthcoming proxy statement.






PLEASE VOTE FOR         ANNUAL ELECTION OF ALL DIRECTORS
   AND FOR CONFIDENTIAL VOTING RIGHTS.

                                     Sincerely,
                                     William McDonough
                                     President UFCW 99